Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER
AND SIX-MONTHS ENDED JUNE 30, 2024

ATHENS, GREECE, July 25, 2024 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $10.2 million and net income attributable to common stockholders of $9.7 million for the second quarter of 2024. The 2024 second quarter results compared to a net income of $18.4 million and net income attributable to common stockholders of $17.9 million for the same period in 2023. Earnings per share, basic and diluted, for the second quarter of 2024 were $0.79 and $0.26, respectively.

Revenue was $20.5 million ($19.7 million net of voyage expenses) for the second quarter of 2024, compared to $31.5 million ($30.5 million net of voyage expenses) for the same period in 2023. This decrease was attributable to the decrease in time-charter equivalent rates (“TCE rates”) realized during the quarter, and to the decrease in the ownership days following the sale of the vessel P. Kikuma in December 2023. Fleetwide, the average TCE rate for the second quarter of 2024 was $30,970, compared with an average rate of $41,868 for the same period in 2023. During the second quarter of 2024, net cash provided by operating activities was $14.4 million, compared with net cash provided by operating activities of $22.1 million for the second quarter of 2023.

Net income for the six months ended June 30, 2024, amounted to $21.6 million, compared to a net income of $34.1 million for the six months ended June 30, 2023. Net income attributable to common stockholders for the six months ended June 30, 2024, amounted to $20.7 million, and resulted in earnings per share, basic and diluted, of $1.68 and $0.55, respectively. Net income attributable to common stockholders for the six months ended June 30, 2023, amounted to $22.5 million, and resulted in earnings per common share, basic and diluted, of $2.43 and $1.00, respectively. The difference between net income and net income attributable to common stockholders for the six month period ended June 30, 2023, mainly reflects aggregate non-cash items of $10.6 million, as per US GAAP accounting standards, which did not affect the Company's operating cash flows.

Commenting on the results of the second quarter of 2024, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the second quarter of 2024, the tanker market remained solid, supported by the ongoing shift in trade patterns arising from the Russian oil trade and disruptions in the Red Sea. These factors resulted in longer haul tanker voyages. The increased ton-mile demand, in conjunction with limited supply growth, continues to sustain firm tanker charter rates. This enabled our Company to achieve a fleetwide average time charter equivalent rate of $30,970 per day, corresponding to quarterly revenues of $20.5 million and quarterly net income attributable to common stockholders of $9.7 million.

“Going forward, we believe that the profitable tanker market environment will remain firm, prompting our continued focus on a fleet deployment strategy that emphasizes balanced exposure to short- and medium-term time charter contracts and the spot market. Specifically, one of the seven Aframax tankers in our operating fleet trades in the spot market under a pool arrangement, while the remaining six vessels are currently operating under time charter contracts with first-class charterers, securing a remaining fixed revenue backlog of approximately $61.1 million as of the beginning of the third quarter of 2024. One of these time-charter contracts expires in August. We expect to maintain exposure in the promising spot market into the seasonally strong fall and winter periods. As a result, we anticipate employing this vessel at even more lucrative rates, thus capitalizing on the prevailing robust freight rate environment for Aframax tankers.

“Looking ahead, we remain focused on our fleet expansion and renewal strategy, which prioritizes fuel efficiency and low emissions and reflects our commitment to participating in the energy transition. As previously announced, we have entered into shipbuilding contracts for the construction of three LNG-ready LR2 Aframax tankers and one LR1 chemical/product oil tanker, with expected delivery to our Company between late 2025 and early 2027. These vessels, which were ordered at very attractive contract prices, as values have since appreciated considerably, will be equipped with scrubbers and water ballast treatment systems and will feature the latest high-specification engines. By taking constructive steps towards complying with stringent emission requirements, we aim to provide our customers with environmentally sustainable operations.

“The already secured 5-year time charter employment contracts for our three newbuilding LR2 Aframax tankers, which will generate gross revenues of $169.8 million and supplement our existing revenue backlog of $61.1 million, are considered indicative of our competitive fleet structure supported by the unique features of our newbuilding tankers. We believe that our financial position is strong, with a quarter-end cash balance (including restricted cash) of approximately $62.7 million, representing 1.2x our outstanding bank debt, and an aggregate revenue backlog of $230.9 million, corresponding to 109% of all our remaining newbuilding capital expenditures.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of July 24, 2024, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;

•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;

•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;

•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and

•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Second Quarter of 2024:

• Tanker fleet supply was 692.2 million dwt, up 0.1% from 691.3 million dwt from the previous quarter and up 1.0% from Q2 2023 levels of 685.4 million dwt.

• Tanker demand in billion ton-miles remains steady despite the extension of OPEC+ crude oil production cuts and it is projected to increase by 4.3% in 2024, supported by export growth observed in long-haul shipments from the Americas towards Asia as well as by Red Sea related trade flow shifts which increase average distance traveled and further support ton-mile demand growth.

• Tanker fleet supply in deadweight terms is estimated to grow by just 0.8% in 2024 and by a moderate 2.0% in 2025.

• Crude oil tanker fleet utilization is expected to average 85.5% over the next three years, as compared to an average of 84.6% in 2023.

• Newbuilding tanker contracting was 9.4 million dwt in the second quarter, resulting in a tanker orderbook-to-fleet ratio of 10.8%.

• Daily spot charter rates for Aframax tankers averaged $51,140 down 9.2% from the previous quarter average of $56,338 and down 14.6% from the Q2 2023 average of $59,855.

• The value of a 10-year-old Aframax tanker at the end of the second quarter was $60.0 million, up 3.5% from $58.0 million in the previous quarter, and up 15.4% from $52.0 million in Q2 2023.

• The number of tankers used for floating storage (excluding dedicated storage) stood at 115 (14.3 million dwt) in the second quarter, up 27.8% from 90 (10.9 million dwt) at the end of the previous quarter and down 24.3% from 152 (20.8 million dwt) in Q2 2023.

• Global oil consumption was 102.6 million bpd, up 0.9% from the previous quarter level of 101.7 million bpd, and up 0.8% from Q2 2023 levels of 101.8 million bpd.

• Global oil production was 102.7 million bpd, up 0.5% from the previous quarter level of 102.2 million bpd and up 1.2% from Q2 2023 levels of 101.5million bpd.

• OECD commercial inventories were 2,765 million barrels, up 0.2% from the previous quarter level of 2,760 million barrels, and down 0.6% from Q2 2023 levels of 2,782 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$20,508	$31,456	$42,879	$60,984
Voyage expenses	780	976	1,584	2,515
Vessel operating expenses	5,049	5,189	9,924	10,332
Net income	10,185	18,388	21,616	34,083
Net income attributable to common stockholders	9,727	17,909	20,699	22,533
Earnings per common share, basic	0.79	1.53	1.68	2.43
Earnings per common share, diluted	0.26	0.46	0.55	1.00
FLEET DATA
Average number of vessels	7.0	8.0	7.0	8.0
Number of vessels	7.0	8.0	7.0	8.0
Ownership days	637	728	1,274	1,448
Available days	637	728	1,274	1,408
Operating days (1)	634	713	1,258	1,390
Fleet utilization	99.5%	97.9%	98.7%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$30,970	$41,868	$32,414	$41,526
Daily vessel operating expenses (3)	$7,926	$7,128	$7,790	$7,135

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of July 25, 2024)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes
Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
4	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
5	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
6	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
7	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
Newbuilding LR1 and LR2 Tanker Vessels
8	HULL 1515	-	114,000 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Product	Time-Charter	1
9	HULL 1596	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1
10	HULL 1597	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1
11	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Chemical/ Product	-

1
As previously announced, the Company has secured five-year time charter contracts for three of its newbuilding vessels, with employment to commence upon delivery of the vessels in the fourth quarter of 2025, and first and second quarter of 2026.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
REVENUE:
Revenue	$20,508	$31,456	$42,879	$60,984

EXPENSES:
Voyage expenses	780	976	1,584	2,515
Vessel operating expenses	5,049	5,189	9,924	10,332
Depreciation and amortization of deferred charges	3,300	3,776	6,600	7,465
General and administrative expenses	1,579	1,752	3,703	3,415
Reversal for credit losses	(7)	(39)	(7)	(55)
Foreign currency losses	-	7	10	37
Operating income	$9,807	$19,795	$21,065	$37,275

OTHER INCOME / (EXPENSES):
Interest and finance costs	(443)	(2,279)	(1,108)	(5,364)
Interest income	817	858	1,649	1,206
Changes in fair value of warrants' liability	4	14	10	966
Total other income / (expenses), net	$378	$(1,407)	$551	$(3,192)

Net income	$10,185	$18,388	$21,616	$34,083

Income allocated to participating securities	-	(1)	-	(1)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	-	(9,809)
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	-	-	(789)
Dividends on preferred stock	(458)	(478)	(917)	(951)

Net income attributable to common stockholders	$9,727	$17,909	$20,699	$22,533

Earnings per common share, basic	$0.79	$1.53	$1.68	$2.43

Earnings per common share, diluted	$0.26	$0.46	$0.55	$1.00

Weighted average number of common shares, basic	12,316,214	11,725,556	12,297,945	9,284,254

Weighted average number of common shares, diluted	39,362,532	40,008,139	39,215,897	32,366,729

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023

Net income	$10,185	$18,388	$21,616	$34,083
Comprehensive income	$10,185	$18,388	$21,616	$34,083

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	June 30, 2024	December 31, 2023*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$62,744	$68,267
Advances for vessels under construction and other vessels' costs	43,988	11,303
Vessels, net	195,765	202,108
Other fixed assets, net	36	44
Other assets	7,920	14,544
Total assets	$310,453	$296,266

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$51,176	$54,886
Other liabilities	5,237	8,196
Total stockholders' equity	254,040	233,184
Total liabilities and stockholders' equity	$310,453	$296,266

* The balance sheet data as of December 31, 2023 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$14,353	$22,130	$31,693	$40,809
Net Cash used in Investing Activities	$(10,175)	$(11,133)	$(32,690)	$(11,511)
Net Cash (used in) / provided by Financing Activities	$(2,184)	$(6,468)	$(4,526)	$1,711